

N E W S   R E L E A S E

News Release 2003-06   **March 28, 2003**
TSX – QRL – Queenstake Resources Ltd.
SEC file number 0-24096

JERRITT CANYON ACQUISITION UPDATE

Queenstake Resources Ltd. and the sellers of Jerritt Canyon have mutually agreed to defer closing of the transaction to April 7, 2003 from March 31, 2003.

As announced on February 27, 2003 (QRL News Release 2003-4 – February 27, 2003), Queenstake entered into a Purchase and Sale Agreement with AngloGold (Jerritt Canyon) Corp. and Meridian Jerritt Canyon Corp. to acquire the Jerritt Canyon Mine, located in the Independence Mountain Range of Nevada.

Closing is subject to a number of conditions, including obtaining the necessary regulatory approvals and Queenstake completing the required financing. Financing for the acquisition will be provided by a combination of debt, royalty and equity.

For further information call:
Chris Davie, President and Chief Executive Officer – 303-297-1557
Doris Meyer, Vice President Finance and Chief Financial Officer – 604-516-0566
email – info@queenstake.com   web – www.queenstake.com

The TSX has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.

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Suite 2940, 999 Eighteenth Street
Denver, CO 80202 USA
Telephone: (303) 297-1557
Facsimile: (303) 297-1587
www.queenstake.com
info@queenstake.com